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JOHN W. KAUFFMAN
DIRECT DIAL: 215.979.1227
E-MAIL: jwkauffman@duanemorris.com

www.duanemorris.com

May 15, 2006

VIA FACSIMILE & EDGAR

Eric Atallah
Staff Accountant
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

     RE: ESCALON MEDICAL CORP.
         FORMS 10-QSB FOR THE QUARTERS ENDED
         SEPTEMBER 30, 2005 AND DECEMBER 30, 2005
         FILE NO. 0-20127

Dear Mr. Atallah:

     This letter responds to your supplemental comment letter regarding Escalon Medical Corp. ("Escalon") and its Forms 10-QSB for the quarters ended September 30, 2005 and December 31, 2005. The staff's comment is as follows:

     1. Please refer to prior comment 6. In accordance with item 10(a)(2)(iv) of Regulation SB, a reporting company that is not a small business company must meet the definition of a small business issuer at the end of two consecutive fiscal years before it will be considered a small business issuer for purposes of using Form 10-KSB and Form 10-QSB. Since you voluntarily filed non-SB periodic reports, you cannot go back to the small business periodic report forms if you cannot satisfy the requirements of Regulation SB Item 10(a)(2)(iv). Please revise your Form 10-QSB for the periods ended September 30, 2005 and December 31, 2005 or tell us why such revision is not appropriate.

     Escalon is currently, and for all relevant years has been, a "small business issuer" even though it voluntarily filed its periodic reports on Form 10-Q and Form 10-K in prior years rather than on Form 10-QSB and Form 10-KSB, which it has elected to use for reports in the current fiscal year ending June 30, 2006. Escalon is not subject to the requirements of Item 10(a)(2)(iv) of Regulation S-B, which on its face applies to "a reporting company that is not a small business company." Furthermore, Escalon is not seeking to enter the small business reporting system for the first time. Therefore, Escalon does not believe that revision to its Forms 10-QSB for the

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Eric Atallah
May 15, 2006
Page 2


periods ended September 30, 2005 and December 31, 2005 is appropriate for the following reasons:

     (1) IN REFERENCING TO 10(A)(2)(IV) OF REGULATION S-B, THE STAFF HAD ASSUMED THAT ESCAION IS "A REPORTING COMPANY THAT IS NOT A SMALL BUSINESS COMPANY." RATHER, THE APPLICABLE SUBPART IS ITEM 10(A)(2)(III) BECAUSE ESCAION IS AND HAS BEEN A SMALL BUSINESS COMPANY FOR ALL RELEVANT YEARS.

     Item 10(a)(2)(iii) provides as follows:

     "(iii) Once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years. For example, if a company exceeds the revenue limit for two consecutive years, it will no longer be considered a small business. However, if it exceeds the revenue limit in one year and the next year exceeds the public float limit, but not the revenue limit, it will still be considered a small business. See Note to paragraph (a) of this Item."

     Item 10(a)(2)(iv) provides as follows:

     "(iv) A reporting company that is not a small business company must meet the definition of a small business issuer at the end of two consecutive fiscal years before it will be considered a small business issuer for purposes of using Form SB-2, Form 10-SB, Form 10-KSB and Form 10-QSB. See Note to paragraph (a) of this Item."

     As a small business issuer, Escaion is subject to Item 10(a)(2)(iii). Under that subparagraph, Escaion made a determination at the end of its fiscal year ended June 30, 2005 as to whether it had exceeded the revenue limit for a small business issuer of $25,000,000 for two consecutive years. It had not. Escalon's total revenues were $14,720,767 for the fiscal year ended June 30, 2004 and $26,924,622 for fiscal year ended June 30, 2005.

     Furthermore, Escalon's public float within 60 days prior to the end its 2005 fiscal year was below the dollar limit for a small business issuer of $25,000,000. On May 5, 2005, a date that is within 60 days prior to the end of its fiscal year ended June 30, 2005 (as provided in Note to paragraph (a) of Item 10), the Company's closing stock price was $3.91. The total number of shares of the Company outstanding as of June 30, 2005 was 5,963,477. Therefore, its public float as of May 5, 2005 was well below $25,000,000.

     Item 10(a)(2)(v) states that the determination made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year. Therefore, Escaion did not

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Eric Atallah
May 15, 2006
Page 3


exceed the revenue limit for two consecutive years and was still considered a small business as of the end of its 2005 fiscal year and was eligible to use the SB forms.

     (2) THE VOLUNTARY USE OF REGULAR FORM 10-Q AND FORM 10-K IN PRIOR YEARS DOES NOT ALTER THE FACT THAT ESCALON REMAINED A "SMALL BUSINESS ISSUER" AS OF JUNE 30, 2005. VOLUNTARY FILING ON THE FULL FORM 10-Q AND FORM 10-K FORMS IS CONTEMPLATED BY OTHER SEC REGULATIONS, WITHOUT THE LOSS OF STATUS AS A SMALL BUSINESS ISSUER.

     Voluntary use of regular Form 10-Q and Form 10-K by a small business issuer is contemplated by other SEC regulations and should be encouraged. For example,

     - Item 402(a)(2)(i) states that a company that meets the definition of small business issuer "may use" Forms 10-KSB and 10-QSB for its annual and quarterly reports. It does not say that if a company does not use those forms, it forfeits its status as a small business issuer.

     - Item 402(a)(l)(i) of Regulation S-K refers to "Treatment of Specific Types of Issuers" and states that a registrant that qualifies as a "small business issuer" will be deemed to comply with Item 402 if it provides the abbreviated information set forth in the paragraph; i.e., a small business issuer is permitted to omit items such as the potential realizable value of options in the "Option/SAR Grants in Fiscal Year," the "Additional Information with Respect to Compensation Committee Interlocks and Insider Participation in Compensation Decisions," the "Board Compensation Committee Report on Executive Compensation" and the "Performance Graph," even though the small business issuer is filing regular reporting forms subject to the Regulation S-K disclosure requirements. This instruction, therefore, conforms the requirements of Item 402 of S-K to the requirements of
          Item 402 of Regulation S-B and would apply to a small business issuer that, for example, voluntarily files reports on regular Form 10-K and Form 10-Q. If a small business issuer lost its status as such because it voluntarily filed regular Form 10-Q and Form 10-K reports, it would not be able to avail itself of this special instruction under Item 402(a)(l)(i) of Regulation S-K despite the clear intention of such rule that small business issuers be permitted to provide the abbreviated disclosures permitted by that instruction.

     The regulatory scheme, therefore, permits a small business issuer to use Forms 10-KSB and 10-QSB, but does not penalize it for providing the enhanced disclosure of Forms 10-K and 10-Q.

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Eric Atallah
May 15, 2006
Page 4


     In conclusion, because Escalon remained a small business issuer at June 30, 2005, as discussed above, it had the option of choosing which reporting system to use for fiscal year 2006. Therefore, Escalon chose to use Form 10-KSB and Form 10-QSB as permitted under Item 10(a)(2)(i), (iii) and (v). Escalon should not have to satisfy the test of Item 10(a)(2)(iv), because that provision on its face applies to a "reporting company that is not a small business company," which was not Escalon's status as of June 30, 2005. It would be inequitable not to permit Escalon to take advantage of the provisions designed to assist small businesses in complying with the SEC's reporting requirements. To require otherwise would unduly penalize issuers who make voluntary additional disclosures and would discourage others from doing so.

     Escalon acknowledges that if Escalon satisfies the revenue test of Item 10(a)(1) for fiscal 2006, it would lose its status as a small business issuer with respect to fiscal 2007 because it will have exceeded the small business threshold for two consecutive years, and would begin reporting as a regular, non-small business issuer commencing July 1, 2006 under Item 10(a)(2)(iii). Escalon, however, should be permitted to file of Forms 10-KSB and 10-QSB for fiscal 2006.

                                        Sincerely,


                                        /s/ John W. Kauffman
                                        ----------------------------------------
                                        John W. Kauffman